Adherex Technologies Inc.

501 Eastowne Drive
Chapel Hill, North Carolina 27714

March 30, 2010

VIA EDGAR

Securities and Exchange Commission

One Station Place

100 F Street, N.E.

Washington, D.C. 20549-1001

Re:

Adherex Technologies Inc.

Post-Effective Amendment No. 1 on Form F-3 Registration Statement

File No. 333-134732

Filed March 30, 2010.

SEC Accession No. 0001116502-10-000249

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Adherex Technologies Inc. (the “Company”), hereby requests the immediate withdrawal of its Post-Effective Amendment No. 1 on Form F-3 Registration Statement, (File No. 333-134732) (Accession No. 0001116502-10-000249) (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “Commission”) on March 30, 2010.

The Registration Statement was incorrectly tagged with the wrong submission type.  Accordingly, the Company is requesting that the Post-Effective Amendment No. 1 on Form F-3 Registration Statement be withdrawn as it will file a new Post-Effective Amendment No. 1 on Form F-3 Registration Statement with the correct EDGAR submission tag forthcoming.

The Company confirms that no securities have been sold pursuant to the Post-Effective Amendment No. 1 on Form F-3 Registration Statement.

Please contact me directly at (919) 636-5013, should you have further questions regarding our request for withdrawal.  Thank you for your assistance in this matter.

Very truly yours,

By: /s/ Robert Andrade
Name: Robert Andrade
Title: Chief Financial Officer